SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME nº 06.164.253/0001-87

NIRE 35.300.314.441

Publicly-held Company

GOL Announces Deposit Amount of ADS Rights Offering

São Paulo, May 7, 2021 – As reported on May 3, 2021, GOL has filed on this date an immediately effective registration statement with the Securities and Exchange Commission, or the SEC, for the registration of the preferred shares offered in the preemptive rights offering, in which U.S. holders of our preferred shares and American Depositary Receipts, or ADSs, can subscribe for GOL’s preferred shares or ADSs, as applicable, in connection with the capital increase approved by its board of directors on April 28, 2021.

In addition to the information previously reported, GOL informs that, to validly subscribe for new ADSs, ADS rights holders will be required to make a deposit with The Bank of New York Mellon, or the ADS rights agent, of US$9.88 per ADS subscribed for, which is equal to two times the preferred share subscription price of R$24.19, converted into U.S. dollars at the Central Bank buying rate of R$5.3866 per US$1.00 on May 5, 2021, plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS rights agent converts currency in connection with the exercise by the Brazilian custodian of the preferred share rights underlying the ADS rights, (2) the ADS depositary’s issuance fee of US$0.05 per new ADS, and (3) any other applicable fees, expenses or taxes.

Furthermore, the ADS subscription period has been extended. ADS rights may be exercised from May 14, 2021 until 5:00 pm (New York time) on June 1, 2021, which is the ADS rights expiration date.

This notice does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933, or the Securities Act, or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer